FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of February 2021

 Commission File Number: 001-38757
TAKEDA PHARMACEUTICAL COMPANY LIMITED
(Translation of registrant’s name into English)

1-1, Nihonbashi-Honcho 2-Chome
Chuo-ku, Tokyo 103-8668
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished on this form:
EXHIBIT

Exhibit Number

1	Takeda Provides Updates on Phase 1/2 Clinical Trials of Novavax’ and Moderna’s COVID-19 Vaccine Candidates in Japan

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAKEDA PHARMACEUTICAL COMPANY LIMITED

Date: February 24, 2021	By:	/s/ Christopher O'Reilly
Christopher O'Reilly Global Head of Investor Relations

News Release

Takeda Provides Updates on Phase 1/2 Clinical Trials of
Novavax’ and Moderna’s COVID-19 Vaccine Candidates in Japan

•Takeda is making two COVID-19 vaccines available in Japan, by manufacturing Novavax’ recombinant vaccine candidate and distributing Moderna’s mRNA vaccine candidate, with the support of the Japanese Government
•Phase 1/2 immunogenicity and safety trials designed to include 200 healthy Japanese adults followed for 12 months after second vaccination
•Primary analysis results from both studies expected in CY2021 and will support New Drug Applications (NDA) in Japan

Osaka, Japan, February 24, 2021 -- Takeda Pharmaceutical Company Limited (TSE:4502/NYSE:TAK) announced today that the first subject was dosed in its Phase 1/2 immunogenicity and safety study of Novavax’ COVID-19 vaccine candidate (TAK-019) in Japan. Earlier this month, Takeda completed enrollment in the company’s Phase 1/2 immunogenicity and safety study of Moderna’s COVID-19 vaccine candidate (TAK-919) in Japan.

“Early in the pandemic, we made the decision to partner with other companies and leverage our substantial vaccine experience and capabilities to make COVID-19 vaccines available in Japan,” said Rajeev Venkayya, M.D., President of the Global Vaccine Business Unit, Takeda. “We have been pleased to see the outstanding Phase 3 efficacy data from the Moderna and Novavax programs and are excited to work with each company and the Government of Japan to help bring the pandemic to an end. ”

Takeda previously announced its commitment to providing rapid and sustained access to COVID-19 vaccines in Japan through partnerships with Novavax and Moderna. Takeda will receive a manufacturing technology transfer from Novavax and will be responsible for the development and commercialization based on manufacturing capacity of over 250 million doses of TAK-019. The company will also import and distribute 50 million doses of TAK-919 as part of a joint partnership with Moderna and the Government of Japan’s Ministry of Health Labour and Welfare (MHLW).

Results from the TAK-919 study are expected in the first half of 2021 and results from the TAK-019 study in the second half of 2021. Once available, the study results will be submitted to the Japan Pharmaceuticals and Medical Devices Agency (PMDA) as part of the NDA filing process. Pending regulatory approval, Takeda intends to start distributing TAK-919 in the first half of 2021 and aims to start distributing TAK-019 in late 2021.

TAK-919 clinical trial
This placebo-controlled Phase 1/2 study in Japan will evaluate the safety and immunogenicity of two vaccinations of TAK-919 given 28 days apart. Each participant was assigned to receive a placebo or a 0.5 ml dose of TAK-919 at both vaccinations. The trial completed enrollment of 200 participants aged 20 years and older on February 3, 2021. Participants will be followed for 12 months after the second vaccination.

The ClinicalTrials.gov identifier for this trial is NCT04677660.

TAK-019 clinical trial
This placebo-controlled Phase 1/2 study in Japan will evaluate the safety and immunogenicity of two vaccinations of TAK-019 given 21 days apart. The first subject in the TAK-019 trial was dosed in Japan on February 24, 2021 and Takeda intends to enroll 200 participants aged 20 years and older. Each participant will be assigned to receive a placebo or a 0.5 ml dose of TAK-019 at both vaccinations. Participants will be followed for 12 months after the second vaccination.

The ClinicalTrials.gov identifier for this trial is NCT04712110.

About Takeda’s COVID-19 Efforts
Takeda is taking a comprehensive approach to treat and prevent COVID-19 through multiple activities and partnerships focused on advancing development of a variety of potential therapies and vaccines. Takeda co-founded the CoVig-19 Plasma Alliance and joined forces with other leading plasma companies to develop and manufacture a hyperimmune globulin medicine which is currently being evaluated in a clinical trial. The Alliance is also participating in The Fight Is In Us coalition and related convalescent plasma donation campaign. The company is also assessing existing Takeda products and those in development for activity against the COVID-19 virus, and has joined the COVID R&D Alliance, the IMI Care Alliance and the Accelerating COVID-19 Therapeutic Interventions and Vaccines (ACTIV) partnership. Takeda has partnered with the Government of Japan, Novavax and Moderna, to help accelerate the availability of a COVID-19 vaccine. We are leveraging our extensive and well-established global manufacturing and supply capabilities and building upon our existing influenza pandemic preparedness efforts in Japan. Takeda supports our partners and alliances in a shared goal to rapidly discover, develop and deliver effective treatments and vaccines for COVID-19 and ensure preparedness for future pandemics.

Takeda’s Commitment to Vaccines
Vaccines prevent 2 to 3 million deaths each year and have transformed global public health. For the past 70 years, Takeda has supplied vaccines to protect the health of people in Japan. Today, Takeda’s global vaccine business is applying innovation to tackle some of the world’s most challenging infectious diseases, such as dengue, COVID-19, Zika and norovirus. Takeda’s team brings an outstanding track record and a wealth of knowledge in vaccine development, manufacturing and global access to advance a pipeline of vaccines to address some of the world’s most pressing public health needs. For more information, visit www.TakedaVaccines.com.

About Takeda Pharmaceutical Company Limited
Takeda Pharmaceutical Company Limited (TSE: 4502/NYSE: TAK) is a global, values-based, R&D-driven biopharmaceutical leader headquartered in Japan, committed to discover and deliver life-transforming treatments, guided by our commitment to patients, our people and the planet. Takeda focuses its R&D efforts on four therapeutic areas: Oncology, Rare Genetic and Hematology, Neuroscience, and Gastroenterology (GI). We also make targeted R&D investments in Plasma-Derived Therapies and Vaccines. We are focusing on developing highly innovative medicines that contribute to making a difference in people’s lives by advancing the frontier of new treatment options and leveraging our enhanced collaborative R&D engine and capabilities to create a robust, modality-diverse pipeline. Our employees are committed to improving quality of life for patients and to working with our partners in health care in approximately 80 countries. For more information, visit https://www.takeda.com.

Media Contacts:
Japanese Media
Kazumi Kobayashi
kazumi.kobayashi@takeda.com
+81 (0) 3-3278-2095

Media Outside Japan
Rachel Wiese
rachel.wiese@takeda.com
+1 917-796-8703

Important Notice
For the purposes of this notice, “press release” means this document, any oral presentation, any question and answer session and any written or oral material discussed or distributed by Takeda Pharmaceutical Company Limited (“Takeda”) regarding this release. This press release (including any oral briefing and any question-and-answer in connection with it) is not intended to, and does not constitute, represent or form part of any offer, invitation or solicitation of any offer to purchase, otherwise acquire, subscribe for, exchange, sell or otherwise dispose of, any securities or the solicitation of any vote or approval in any jurisdiction. No shares or other securities are being offered to the public by means of this press release. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. This press release is being given (together with any further information which may be provided to the recipient) on the condition that it is for use by the recipient for information purposes only (and not for the evaluation of any investment, acquisition, disposal or any other transaction). Any failure to comply with these restrictions may constitute a violation of applicable securities laws.
The companies in which Takeda directly and indirectly owns investments are separate entities. In this press release, “Takeda” is sometimes used for convenience where references are made to Takeda and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to subsidiaries in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies.

Forward-Looking Statements
This press release and any materials distributed in connection with this press release may contain forward-looking statements, beliefs or opinions regarding Takeda’s future business, future position and results of operations, including estimates, forecasts, targets and plans for Takeda. Without limitation, forward-looking statements often include words such as “targets”, “plans”, “believes”, “hopes”, “continues”, “expects”, “aims”, “intends”, “ensures”, “will”, “may”, “should”, “would”, “could” “anticipates”, “estimates”, “projects” or similar expressions or the negative thereof. These forward-looking statements are based on assumptions about many important factors, including the following, which could cause actual results to differ materially from those expressed or implied by the forward-looking statements: the economic circumstances surrounding Takeda’s global business, including general economic conditions in Japan and the United States; competitive pressures and developments; changes to applicable laws and regulations; the success of or failure of product development programs; decisions of regulatory authorities and the timing thereof; fluctuations in interest and currency exchange rates; claims or concerns regarding the safety or efficacy of marketed products or product candidates; the impact of health crises, like the novel coronavirus pandemic, on Takeda and its customers and suppliers, including foreign governments in countries in which Takeda operates, or on other facets of its business; the timing and impact of post-merger integration efforts with acquired companies; the ability to divest assets that are not core to Takeda’s operations and the timing of any such divestment(s); and other factors identified in Takeda’s most recent Annual Report on Form 20-F and Takeda’s other reports filed with the U.S. Securities and Exchange Commission, available on Takeda’s website at: https://www.takeda.com/investors/ reports/sec-filings/ or at www.sec.gov. Takeda does not undertake to update any of the forward-looking statements contained in this press release or any other forward-looking statements it may make, except as required by law or stock exchange rule. Past performance is not an indicator of future results and the results or statements of Takeda in this press release may not be indicative of, and are not an estimate, forecast, guarantee or projection of Takeda’s future results.

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